Mail Stop 7010

      November 4, 2005


Mr. Richard H. Fearon
Executive Vice President
Eaton Corporation
Eaton Center
Cleveland, OH  44114-2584

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the quarter ended September 30, 2005
		File No. 1-1396

Dear Mr. Fearon:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 3 - Legal Proceedings

2. For each legal proceeding that is not routine and incidental to the business, please include the name of the court in which the proceeding is pending, the date instituted, the parties involved, a description of the suit, and the relief sought. See Item 103 of Regulation S-K.

Item 15 - Exhibits and Financial Statement Schedules

3. Please tell us where you have provided the disclosures required by
Schedule II related to your allowance for doubtful accounts or revise your disclosure accordingly. Please note these disclosures are required for all periods presented. See Rules 5-04 and 12-09 of Regulation S-X.

Financial Statements

Statements of Consolidated Cash Flows, page F-8

4. Please breakout for each period presented the other-net line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not appropriate. See SFAS 95.

5. Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Statements of Consolidated Shareholders` Equity, page F-9

6. Please present all components of other comprehensive income on the face of your statement of shareholders` equity, as opposed to your current disclosure in the footnotes. See paragraphs 14 and 22 of SFAS 130.

7. Please disclose for all periods presented the amounts of the reclassification adjustments and the income tax provisions for each classification of other comprehensive income. See paragraphs 20 and
25 of SFAS 130.

Accounting Policies, page F-11

General

8. Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses.

Depreciation and Amortization, page F-11

9. The range of amortization periods for your intangible assets of five to thirty years is very broad. Please separately disclose the range of amortization periods for your patents, tradenames, and distribution networks. See paragraph 13 of APB 22.

Revenue Recognition, page F-14

10. Please disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the
Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

Exit and Sale of Businesses, page F-16

11. You disclose that you will be exiting your legacy tire and refrigeration valve manufacturing business during 2005. Please tell us why you believe it is appropriate to present within continuing operations the results of operations, as well as the related assets and liabilities, of this business. Please see paragraphs 30 and 41-
47 of SFAS 144.

Shareholders` Equity, page F-27

12. Please disclose whether your share repurchases were made in open-market transactions or by some other means. If you repurchased any shares by means other than open-market transactions, please disclose the quantity of shares repurchased through each specific means for each period presented. Please tell us the consideration you gave to
FIN 44 with regards to any repurchases of employee shares. Please also include the disclosures required by Instruction to paragraph
(b)(1) of Item 703 of Regulation S-K in Item 5 of your Form 10-K and
Item 2 of your Forms 10-Q, as applicable.

Lease Commitments, page F-33

13. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

14. Please disclose your future minimum rental payments, as of December 31, 2004, in the aggregate and for each of the five succeeding years. See paragraph 16(b)(i) of SFAS 13. Please also include the disclosures required by paragraphs 16(c) and (d) of SFAS
13 regarding your operating leases.

Net Income per Common Share, page F-34

15. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Business Segment and Geographic Region Information, page F-34

16. Please provide us with additional information to help us understand your internal structure and the information reviewed by the chief operating decision-maker. Your website lists nine divisions. Please tell us how you concluded you had only four reportable segments. In doing so, please tell us whether results are evaluated based on divisions such as Airflex and Durant. Please also describe your internal operational and reporting structure and organization.

17. You have reconciled total segment operating profit to net income for the three years ended December 31, 2004. Please first reconcile total segment operating profit to operating profit determined in accordance with GAAP, and then to net income for the three years ended December 31, 2004.

18. Please disclose the types of amounts included in the other corporate assets and corporate expense-net line items for each period presented, and disclose why these amounts were not allocated to the
other reportable segments. If any amounts are reversals of transactions between reportable segments, please present them in a separate line item, rather than this one. See paragraphs 31 and 32 of SFAS 131.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page F-40

19. You present total segment operating profit and operating margin here and elsewhere throughout the filing. Please retitle what you currently call operating profit and operating margin, so that they are not confused with being operating income and operating margin under GAAP. See Item 10(e)(1)(ii)(E) of Regulation S-K. In addition, since total segment operating profit and operating margin represent non-GAAP measures when presented or discussed outside of your SFAS 131 footnote, you should ensure either:
(a) they are not presented elsewhere in the filing or
(b) you present the disclosures required by Item 10(e) of Regulation
S-K.  Any disclosures elsewhere in the filing should:
* reconcile from total segment operating profit to operating income and then on to net income to highlight the differences between the non-GAAP measure and the comparable GAAP measures,
* identify this amount as a non-GAAP performance measure,
* state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,
* state the manner in which management compensates for these limitations when using the non-GAAP financial measure,
* explain why your management believes that this measure provides useful information to investors,
* state how your management uses the non-GAAP measure,
* provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and
* state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.
See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Highlights of Results for 2004, page F-40

20. Please reconcile your measure of free cash flow to cash flows from operating activities. This reconciliation should be presented in each instance you discuss free cash flow. Please also include the appropriate disclosures regarding this non-GAAP measure, similar to those identified in the preceding comment. See Question 13 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13,
2003.

Results of Operations - 2004 Compared to 2003, page F-42

Results by Business Segment, page F-45

21. Please discuss in greater detail the business reasons for the changes between periods in sales and operating profit of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for
2004 as compared to 2003 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Market Risk Disclosure and Contractual Obligations, page F-53

22. Please revise your table of contractual obligations to include the following:

* Payments you are obligated to make under your interest rate swap agreements
* Estimated interest payments on your debt
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005

General

23. Please address the above comments in your interim filings as well.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Richard H. Fearon
Eaton Corporation
November 4, 2005
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE